Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Providence Service Corporation:

We consent to the use of our reports dated March 11, 2016, with respect to the consolidated balance sheets of The Providence Service Corporation and subsidiaries (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated herein by reference which reports appear in the December 31, 2015 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Phoenix, Arizona

August 4, 2016